

PROXY CARD

SIGN, **DATE** AND **VOTE** ON THE REVERSE SIDE ➡

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE** *TODAY!*

SHAREHOLDER'S REGISTRATION PRINTED HERE

TYPESETTING

PURPOSES ONLY

PROXY VOTING OPTIONS

 1. **MAIL** your signed and voted proxy back in the postage paid envelope provided

 2. **ONLINE** at **vote.proxyonline.com** using your proxy control number found below

 3. By **PHONE** when you dial toll-free (888) 227-9349 to reach an automated touchtone voting line

 4. By **PHONE** with a representative when you call toll-free (800) 659-6590 Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER ⟩ **123456789101**

FORMULAFOLIOS HEDGED GROWTH ETF

a series of Northern Lights Fund Trust IV

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 9, 2020

The undersigned, revoking previous proxies, if any, with respect to the shares described below, hereby appoints Eric Kane and Jennifer Farrell, each an attorney, agent, and proxy of the undersigned, with full power of substitution, to vote at the Special Meeting of Shareholders (the "Meeting") of the above mentioned Fund to be held at the offices of the above mentioned Fund's adviser, FormulaFolio Investments LLC, 89 Ionia NW, Suite 600, Grand Rapids, MI 49503 on September 9, 2020 at 11 a.m., Eastern Time, and at any and all adjournments thereof, all shares of beneficial interest of the FormulaFolios Hedged Growth ETF (the "Fund"), a series of Northern Lights Fund Trust IV (the "Trust"), on the proposal set forth below and any other matters properly brought before the Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES, AND MAY BE REVOKED PRIOR TO ITS EXERCISE BY FILING WITH THE SECRETARY OF THE TRUST AN INSTRUMENT REVOKING THIS PROXY OR A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY APPEARING IN PERSON AND VOTING AT THE MEETING.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **(800) 659-6590**. **Representatives are available to assist you** Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on September 9, 2020. The proxy statement for this meeting is available at:
https://vote.proxyonline.com/NLFT/docs/FormulaFoliosETF.pdf

[PROXY ID NUMBER HERE]   [BAR CODE HERE]   [CUSIP HERE]

FORMULAFOLIOS HEDGED GROWTH ETF

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. Your signature(s) on this should be exactly as your name(s) appear on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing. The signer(s) also acknowledges receipt of the Proxy Statement.

_____
SIGNATURE (AND TITLE IF APPLICABLE)   DATE

_____
SIGNATURE (IF HELD JOINTLY)   DATE

THIS PROXY IS SOLICITED ON BEHALF OF THE TRUST'S BOARD OF TRUSTEES, AND THE PROPOSAL HAS BEEN UNANIMOUSLY APPROVED BY THE BOARD OF TRUSTEES AND RECOMMENDED FOR APPROVAL BY SHAREHOLDERS. THIS PROXY WILL, WHEN PROPERLY EXECUTED, BE VOTED AS DIRECTED HEREIN BY THE SIGNING SHAREHOLDER(S). IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL AND, IN THE APPOINTED PROXIES' DISCRETION, UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

PROPOSAL

		FOR	AGAINST	ABSTAIN
1.	To approve a new investment advisory agreement by and between the Trust and FormulaFolio Investments LLC (the "New Advisory Agreement"), the investment adviser to the Fund. No fee increase is proposed; and	O	O	O
2.	To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.			

THANK YOU FOR VOTING

 **FormulaFolio**Funds

PROXY CARD

SIGN, **DATE** AND **VOTE** ON THE REVERSE SIDE ➡

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE** *TODAY!*

SHAREHOLDER'S REGISTRATION PRINTED HERE

TYPESETTING

PURPOSES ONLY

PROXY VOTING OPTIONS

 1. **MAIL** your signed and voted proxy back in the <u>postage paid envelope</u> provided

 2. **ONLINE** at **vote.proxyonline.com** using your proxy control number found below

 3. By **PHONE** when you dial toll-free (888) 227-9349 to reach an automated touchtone voting line

 4. By **PHONE** with a <u>representative</u> when you call toll-free (800) 659-6590 Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER  **123456789101**

FORMULAFOLIOS SMART GROWTH ETF

a series of Northern Lights Fund Trust IV

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 9, 2020

The undersigned, revoking previous proxies, if any, with respect to the shares described below, hereby appoints Eric Kane and Jennifer Farrell, each an attorney, agent, and proxy of the undersigned, with full power of substitution, to vote at the Special Meeting of Shareholders (the "Meeting") of the above mentioned Fund to be held at the offices of the above mentioned Fund's adviser, FormulaFolio Investments LLC, at 89 Ionia NW, Suite 600, Grand Rapids, MI 49503, on September 9, 2020 at 11 a.m., Eastern Time, and at any and all adjournments thereof, all shares of beneficial interest of the FormulaFolios Smart Growth ETF (the "Fund"), a series of Northern Lights Fund Trust IV (the "Trust"), on the proposal set forth below and any other matters properly brought before the Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES, AND MAY BE REVOKED PRIOR TO ITS EXERCISE BY FILING WITH THE SECRETARY OF THE TRUST AN INSTRUMENT REVOKING THIS PROXY OR A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY APPEARING IN PERSON AND VOTING AT THE MEETING.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **(800) 659-6590**. **Representatives are available to assist you** Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on September 9, 2020. The proxy statement for this meeting is available at:
https://vote.proxyonline.com/NLFT/docs/FormulaFoliosETF.pdf

[PROXY ID NUMBER HERE]   [BAR CODE HERE]   [CUSIP HERE]

FORMULAFOLIOS SMART GROWTH ETF

<u>YOUR SIGNATURE IS REQUIRED</u> FOR YOUR VOTE TO BE COUNTED. Your signature(s) on this should be exactly as your name(s) appear on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing. The signer(s) also acknowledges receipt of the Proxy Statement.

_____
SIGNATURE (AND TITLE IF APPLICABLE)   DATE

_____
SIGNATURE (IF HELD JOINTLY)   DATE

THIS PROXY IS SOLICITED ON BEHALF OF THE TRUST'S BOARD OF TRUSTEES, AND THE PROPOSAL HAS BEEN UNANIMOUSLY APPROVED BY THE BOARD OF TRUSTEES AND RECOMMENDED FOR APPROVAL BY SHAREHOLDERS. THIS PROXY WILL, WHEN PROPERLY EXECUTED, BE VOTED AS DIRECTED HEREIN BY THE SIGNING SHAREHOLDER(S). IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL AND, IN THE APPOINTED PROXIES' DISCRETION, UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

PROPOSAL

	FOR	AGAINST	ABSTAIN
1. To approve a new investment advisory agreement by and between the Trust and FormulaFolio Investments LLC (the "New Advisory Agreement"), the investment adviser to the Fund. No fee increase is proposed; and	O	O	O
2. To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.			

THANK YOU FOR VOTING


FormulaFolioFunds

PROXY CARD

SIGN, **DATE** AND **VOTE** ON THE REVERSE SIDE ➡

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE** *TODAY!*

SHAREHOLDER'S REGISTRATION PRINTED HERE

TYPESETTING

PURPOSES ONLY

PROXY VOTING OPTIONS

 1. **MAIL** your signed and voted proxy back in the <u>postage paid envelope</u> provided

 2. **ONLINE** at **vote.proxyonline.com** using your proxy control number found below

 3. By **PHONE** when you dial toll-free (888) 227-9349 to reach an automated touchtone voting line

 4. By **PHONE** with a <u>representative</u> when you call toll-free (800) 659-6590 Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER 〉 **123456789101**

FORMULAFOLIOS TACTICAL GROWTH ETF

a series of Northern Lights Fund Trust IV

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 9, 2020

The undersigned, revoking previous proxies, if any, with respect to the shares described below, hereby appoints Eric Kane and Jennifer Farrell, each an attorney, agent, and proxy of the undersigned, with full power of substitution, to vote at the Special Meeting of Shareholders (the "Meeting") of the above mentioned Fund to be held at the offices of the above mentioned Fund's adviser, FormulaFolio Investments LLC, 89 Ionia NW, Suite 600, Grand Rapids, MI 49503, on September 9, 2020 at 11 a.m., Eastern Time, and at any and all adjournments thereof, all shares of beneficial interest of the FormulaFolios Tactical Growth ETF (the "Fund"), a series of Northern Lights Fund Trust IV (the "Trust"), on the proposal set forth below and any other matters properly brought before the Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES, AND MAY BE REVOKED PRIOR TO ITS EXERCISE BY FILING WITH THE SECRETARY OF THE TRUST AN INSTRUMENT REVOKING THIS PROXY OR A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY APPEARING IN PERSON AND VOTING AT THE MEETING.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **(800) 659-6590**. **Representatives are available to assist you** Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on September 9, 2020. The proxy statement for this meeting is available at:
https://vote.proxyonline.com/NLFT/docs/FormulaFoliosETF.pdf

[PROXY ID NUMBER HERE]   [BAR CODE HERE]   [CUSIP HERE]

FORMULAFOLIOS TACTICAL GROWTH ETF

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. Your signature(s) on this should be exactly as your name(s) appear on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing. The signer(s) also acknowledges receipt of the Proxy Statement.

_____
SIGNATURE (AND TITLE IF APPLICABLE)   DATE

_____
SIGNATURE (IF HELD JOINTLY)   DATE

THIS PROXY IS SOLICITED ON BEHALF OF THE TRUST'S BOARD OF TRUSTEES, AND THE PROPOSAL HAS BEEN UNANIMOUSLY APPROVED BY THE BOARD OF TRUSTEES AND RECOMMENDED FOR APPROVAL BY SHAREHOLDERS. THIS PROXY WILL, WHEN PROPERLY EXECUTED, BE VOTED AS DIRECTED HEREIN BY THE SIGNING SHAREHOLDER(S). IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL AND, IN THE APPOINTED PROXIES' DISCRETION, UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

PROPOSAL

		FOR	AGAINST	ABSTAIN
1.	To approve a new investment advisory agreement by and between the Trust and FormulaFolio Investments LLC (the "New Advisory Agreement"), the investment adviser to the Fund. No fee increase is proposed; and	O	O	O
2.	To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.			

THANK YOU FOR VOTING











PROXY CARD

SIGN, **DATE** AND **VOTE** ON THE REVERSE SIDE

FormulaFolio Funds

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE *TODAY!***

SHAREHOLDER'S REGISTRATION PRINTED HERE

TYPESETTING

PURPOSES ONLY

PROXY VOTING OPTIONS

1. **MAIL** your signed and voted proxy back in the postage paid envelope provided
2. **ONLINE** at **vote.proxyonline.com** using your proxy control number found below
3. By **PHONE** when you dial toll-free (888) 227-9349 to reach an automated touchtone voting line
4. By **PHONE** with a representative when you call toll-free (800) 659-6590 Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER **123456789101**

FORMULAFOLIOS TACTICAL INCOME ETF

a series of Northern Lights Fund Trust IV

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 9, 2020

The undersigned, revoking previous proxies, if any, with respect to the shares described below, hereby appoints Eric Kane and Jennifer Farrell, each an attorney, agent, and proxy of the undersigned, with full power of substitution, to vote at the Special Meeting of Shareholders (the "Meeting") of the above mentioned Fund to be held at the offices of the above mentioned Fund's adviser, FormulaFolio Investments LLC, 89 Ionia NW, Suite 600, Grand Rapids, MI 49503, on September 9, 2020 at 11 a.m., Eastern Time, and at any and all adjournments thereof, all shares of beneficial interest of the FormulaFolios Tactical Income ETF (the "Fund"), a series of Northern Lights Fund Trust IV (the "Trust"), on the proposal set forth below and any other matters properly brought before the Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES, AND MAY BE REVOKED PRIOR TO ITS EXERCISE BY FILING WITH THE SECRETARY OF THE TRUST AN INSTRUMENT REVOKING THIS PROXY OR A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY APPEARING IN PERSON AND VOTING AT THE MEETING.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **(800) 659-6590**. **Representatives are available to assist you** Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on September 9, 2020. The proxy statement for this meeting is available at:
https://vote.proxyonline.com/NLFT/docs/FormulaFoliosETF.pdf

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]

FORMULAFOLIOS TACTICAL INCOME ETF

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. Your signature(s) on this should be exactly as your name(s) appear on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing. The signer(s) also acknowledges receipt of the Proxy Statement.

_____
SIGNATURE (AND TITLE IF APPLICABLE)   DATE

_____
SIGNATURE (IF HELD JOINTLY)   DATE

THIS PROXY IS SOLICITED ON BEHALF OF THE TRUST'S BOARD OF TRUSTEES, AND THE PROPOSAL HAS BEEN UNANIMOUSLY APPROVED BY THE BOARD OF TRUSTEES AND RECOMMENDED FOR APPROVAL BY SHAREHOLDERS. THIS PROXY WILL, WHEN PROPERLY EXECUTED, BE VOTED AS DIRECTED HEREIN BY THE SIGNING SHAREHOLDER(S). IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL AND, IN THE APPOINTED PROXIES' DISCRETION, UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

PROPOSAL

	FOR	AGAINST	ABSTAIN
1. To approve a new investment advisory agreement by and between the Trust and FormulaFolio Investments LLC (the "New Advisory Agreement"), the investment adviser to the Fund. No fee increase is proposed; and	O	O	O
2. To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.			

THANK YOU FOR VOTING